Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We have previously issued our report dated May 1, 2023, with respect to the financial statements of Safe and Green Development Corporation (the “Company”) as of and for the year ended December 31, 2022, which was included in the Company’s Annual Report on Form 10 filed with the Securities and Exchange Commission (“SEC”) on May 1, 2023 (which contains an explanatory paragraphs relating to the Company’s ability to continue as a going concern as described in Note 1 and relating to expense allocations as described in Note 7 to such financial statements). We consent to the inclusion of this report related to the Company’s financial statements as of and for the year ended December 31, 2022, in the Company’s Annual Report on Form 10-K to be filed with the SEC on April 1, 2024 and to the incorporation by reference in the Company's Registration Statement on Form S-8 (No. 333-275143).

/s/ Whitley Penn LLP

Plano, Texas

April 1, 2024